Exhibit 99.5

                                  VASOGEN INC.
                             VASOGEN IRELAND LIMITED
                                c/o Vasogen Inc.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


SMITHFIELD FIDUCIARY LLC
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, NY  10019
Attention: Ari J. Storch and Adam J. Chill


Dear Sirs:

      We refer to the Senior Convertible Note, dated as of October 7, 2005 (the "Note"), issued by Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), and acknowledged and agreed to by Vasogen Inc., a Canadian corporation (the "Parent"), in favor of Smithfield Fiduciary LLC, a Cayman Islands company (the "Holder"), in the original principal amount of U.S. Three Million Dollars (US$3,000,000). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Note.

      The Company, the Parent and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company, the Parent and the
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holders of the Other Notes of letters in identical form and substance to this
Letter, the Note is hereby amended by adding the following subsections (f) and
(g) at the end of Section 3 thereof:

      "(f) Payment in Lieu of Conversion Above Number of Common Shares Available
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      for Resale under the Registration Statement. If at any time while this
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      Note is outstanding, the Holder delivers a Conversion Notice and, on the date of receipt of such Conversion Notice by Vasogen (the "Conversion Notice Date"), following the application of, when applicable, Section 3(e) hereof, the number of Common Shares that Vasogen would otherwise be required to issue pursuant to the foregoing provisions of this Section 3 to satisfy such conversion in full (the "Required Conversion Shares") exceeds the number of Common Shares that are available for resale under the Registration Statement (as defined in the Registration Rights Agreement) (such excess, the "Unregistered

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      Shares" and the difference between the Required Conversion Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Conversion Notice and (B) the Company shall pay to the Holder, in lieu of Vasogen issuing Unregistered Shares and in addition to any Conversion Make-Whole amount required to be paid pursuant to Section 3(e), within twelve (12) Trading Days following the Conversion Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Conversion Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Conversion Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Conversion Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Conversion Notice, 105% of the Weighted Average Price of the Common Shares on the applicable Conversion Date (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Available Shares can cover some, but not all, of such portions of the Notes submitted for conversion, Vasogen shall allocate the Available Shares amongst the converting holders in accordance with Section 3(c)(iv). Provided that Vasogen delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company and Vasogen with respect to such Conversion Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 3(c)(ii) hereof with respect to such Conversion Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
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      Statement. The Company or Vasogen shall deliver to the Holder a written
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      notice (an "Unavailability Notice") that there are no additional Common
      Shares available for resale under the

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                                                                               3

      Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Conversion Notice by a Holder requiring a conversion of a number of Required Conversion Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
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designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Note. Except as expressly provided herein, all of
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the terms and conditions of the Note are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
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done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
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accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
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counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
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only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

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      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                Very truly yours,


                                                SIGNED  BY  ALAN  KANE AS A DEED
                                                FOR  AND ON  BEHALF  OF  VASOGEN
                                                IRELAND  LIMITED  PURSUANT  TO A
                                                POWER OF ATTORNEY


                                                --------------------------------
                                                Pursuant to a Power of Attorney



                                                VASOGEN INC.


                                                By:
                                                    ----------------------------
                                                    Name:
                                                    Title:



Accepted and agreed to as of the date first written above by:


SMITHFIELD FIDUCIARY LLC


By:
    --------------------------------
     Name:
     Title: